FILED PURSUANT TO RULE 424(b)(3)
SEC FILE NO. 333-112026

INTEGRITY BANCSHARES, INC.
11140 State Bridge Road
Alpharetta, Georgia 30022

SUPPLEMENT TO PROSPECTUS
DATED MARCH 19, 2004

May 25, 2004

Dear Potential Investor:

     I want to take this opportunity to update you on the status of our common stock offering. As of the date of this Prospectus Supplement we have raised $8,000,000 and expect to reach the $20,250,000 maximum well in advance of the stated September 15, 2004 termination date of the offering. Due to repeated requests, our Board of Directors has increased the maximum offering per investor from 5,000 shares (or $67,500) to 20,000 shares (or $270,000). All other terms of the offering remain the same.

Best regards, Steven M. Skow President